EXHIBIT 23.1

Independent Auditors’ Consent

The Board of Directors

PETCO Animal Supplies, Inc.:

We consent to the incorporation by reference in the registration statements (Nos. 333-84130 and 333-100397) on Form S-8 and (No. 333-112590) on Form S-3 of our report dated March 8, 2004, with respect to the consolidated balance sheets of PETCO Animal Supplies, Inc. as of February 1, 2003 and January 31, 2004, and the related consolidated statements of operations, stockholders’ equity (deficit), and cash flows for each of the years in the three-year period ended January 31, 2004, which report appears in the January 31, 2004 annual report on Form 10-K of PETCO Animal Supplies, Inc.

Our report refers to changes in the Company’s method of accounting for vendor consideration in 2003, method of accounting for gains and losses from the extinguishment of debt in 2003, and method of accounting for goodwill in 2002.

/s/    KPMG LLP

San Diego, California

April 1, 2004